                                 SCHEDULE 13D


CUSIP NO. 001-858-109                                     Page  2  of  9  Pages
          -----------                                          ---    ---

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       IntroTech Investments, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /


3   SEC USE ONLY



4   SOURCE OF FUNDS*

       00 (Stock Exchange)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 / /
    PURSUANT TO ITEMS 2(D) OR 2(E)



6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Ontario, Canada

                    7  SOLE VOTING POWER

                         1,598,666
    NUMBER OF
      SHARES        8  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY
      EACH
    REPORTING       9  SOLE DISPOSITIVE POWER
     PERSON
      WITH               1,598,666

                   10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,598,666

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /



13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       22.98%

14  TYPE OF REPORTING PERSON*

       CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO. 001-858-109                                     Page  3  of  9  Pages
          -----------                                          ---    ---

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Jason Louis DeZwirek

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /


3   SEC USE ONLY



4   SOURCE OF FUNDS*

       PF and 00 (promissory note of reporting person)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 / /
    PURSUANT TO ITEMS 2(D) OR 2(E)



6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Canada

                    7  SOLE VOTING POWER

                         1,598,666
    NUMBER OF
      SHARES        8  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            1,334,360
      EACH
    REPORTING       9  SOLE DISPOSITIVE POWER
     PERSON
      WITH               1,598,666

                   10  SHARED DISPOSITIVE POWER
                         1,334,360


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,933,026

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /



13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       42.16%

14  TYPE OF REPORTING PERSON*

       IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 001-858-109                                                Page 4 of 9

Amendment No. 3 to Schedule 13D filed by Jason Louis DeZwirek and IntroTech Investments, Inc. ("IntroTech") dated October 25, 1995 relating to the common stock, par value $.01 of CECO Environmental Corp. ("CEC"). All items required by Schedule 13D are included herein.

Item 1.     Security and Issuer.

            Common Stock, par value $0.01 per share

            CECO Environmental Corp. ("CECO")
            111 Elizabeth Street, Suite 600
            Toronto, Ontario Canada M5G 1P7

Item 2.     Identity and Background.

            (a)   Name:  IntroTech Investments, Inc. ("IntroTech")

            (b)   Address of Principal Business Location and Principal Office:

                  195 Hillsdale Avenue East
                  Toronto, Ontario
                  Canada M5S 1T4

            (c) The principal business of IntroTech is private investments. IntroTech's investment in CECO is IntroTech's primary asset. The address of IntroTech's principal business and its principal office is the address given in item 2(b) above.

            (d) During the past five years, IntroTech has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

            (e) During the last five years, IntroTech has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding IntroTech was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

            (f)   IntroTech is an Ontario (Canada) corporation.

CUSIP NO. 001-858-109                                                Page 5 of 9


Item 3.     Source and Amount of Funds or Other Considerations

            IntroTech originally acquired 8,333,330 shares of common stock of CECO directly from CECO in exchange for 1,666,666 shares of common stock of CECO Filters, Inc. ("Filters") on May 31, 1992. Subsequently, the shares of common stock of CECO were reverse split on a one-for-five basis. On October 25, 1995, IntroTech had the restrictive legend on 68,000 shares of common stock of CECO removed pursuant to Rule 144 so such shares can be sold in the open market.

Item 4.     Purpose of Transaction.

            IntroTech acquired its shares of common stock of CECO for investment purposes. The transaction was the first part of a two step merger transaction between CECO and Filters, the second step of which was later abandoned.

Item 5.     Interest in Securities of the Issuer.

            (a) IntroTech beneficially ownes 1,598,666 shares of common stock, par value of $0.01 per share of CECO. IntroTech owns all of such shares directly.

            (b) IntroTech has sole voting power and sole dispositive power with respect to the 1,598,666 shares of common stock of CECO.

            (c) IntroTech acquired its shares of common stock of CECO pursuant to a Stock Exchange Agreement between IntroTech and CECO dated May 30, 1992. Pursuant to that agreement IntroTech exchanged 1,666,666 shares of common stock of Filters owned by IntroTech with CECO for 8,333,330 newly issued shares of common stock of CECO. Subsequently, the shares of common stock of CECO were reverse split on a one-for-five basis. Jason Louis DeZwirek, the sole officer, director and shareholder of IntroTech, is a director of CECO and is the adult son of Phillip DeZwirek, the Chief Executive Officer, Chief Financial Officer, a director and a controlling shareholder of CECO. Phillip DeZwirek also is a director of Filters.

            (d) IntroTech is controlled by Jason Louis DeZwirek, its sole shareholder, sole director, and chief executive officer. Mr. DeZwirek has the right to receive distributions from IntroTech resulting from the proceeds of dividends from, or the proceeds of sale of the shares of CECO owned by IntroTech.

            (e)   Not applicable.

CUSIP NO. 001-858-109                                                Page 6 of 9


Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

            IntroTech is not a party to any contracts, arrangements, understandings or relationships with respect to the securites of CECO.

Item 7.     Material to be filed as Exhibits.

            A joint filing statement is filed as an exhibit to this Schedule
            13D.

Items 2-6 inclusive for Jason DeZwirek

Item 2      Identify and Background.

            (a)   Name: Jason Louis DeZwirek

            (b)   Business Address:

                           195 Hillsdale Avenue East
                           Toronto, Ontario
                           Canada M5S IT4

            (c) Jason Louis DeZwirek's principal occupation is as the President and a director of Digital Fusion Multimedia Corp.

            (d) During the past five years, Mr. DeZwirek has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

            (e) During the last five years, Mr. DeZwirek has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding
                  Mr. DeZwirek was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

            (f)   Mr. DeZwirek is a Citizen of Canada.

CUSIP NO. 001-858-109                                                Page 7 of 9


Item 3.     Source and Amount of Funds or Other Considerations.

            Mr. DeZwirek indirectly owns 1,598,000 shares of common stock of CECO. Those shares are owned directly by IntroTech. IntroTech acquired its shares of common stock of CECO directly from CECO in exchange for 1,666,666 shares of common stock of Filters on May 30, 1992. On October 25, 1995, IntroTech had the restrictive legend on 68,000 shares of common stock of CECO removed pursuant to Rule 144 so such shares can be sold in the open market.

Item 4.     Purpose of Transaction

            Mr. DeZwirek and IntroTech acquired the shares of common stock of CECO for investment purposes. See response of IntroTech for Item 4 herein.

Item 5.     Interest in Securities of the Issuer.

            (a) Mr. DeZwirek beneficially owns 1,598,000 shares of common stock of CECO, all of which Mr. DeZwirek owns indirectly through IntroTech.

            (b) Mr. DeZwirek has sole voting power and sole dispositive power with respect to the 1,598,666 shares of common stock of CECO. This power applies to all of the shares of CECO owned indirectly by Mr. DeZwirek because Mr. DeZwirek owns 100% of IntroTech, and is IntroTech's sole directly and Chief Executive Officer.

            (c) Mr. DeZwirek acquired indirect ownership of 1,598,000 shares of CECO purusant to a Stock Exchange Agreement between CECO and IntroTech dated May 30, 1992. See response of IntroTech for Item 5(c) herein.

            (d) Mr. DeZwirek controls IntroTech. He is sole shareholder, sole director, and Chief Executive Officer of IntroTech. No person other than Mr. DeZwirek is known to have the right to receive dividends from or the proceeds of the sale of the shares of CECO owned indirectly by DeZwirek and directly by IntroTech.

            (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Mr. DeZwirek is not a party to any contracts, arrangements, understandings or relationships with respect to the securities of CECO.

CUSIP NO. 001-858-109                                           Page 8 of 9

Signatures

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

October ____, 1995                       /s/ Jason Louis DeZwirek
                                         ----------------------------
                                             Jason Louis DeZwirek

                                             INTROTECH INVESTMENTS, INC.

                                             By: /s/ Jason Louis DeZwirek
                                         -----------------------------------
                                                     Jason Louis DeZwirek

CUSIP NO. 001-858-109                                            Page 9 of 9

                   EXHIBIT TO AMENDMENT NO. 3 SCHEDULE 13D
                            DATED OCTOBER 25, 1995
                                      OF
                             JASON LOUIS DeZWIREK
                                     AND
                         INTROTECH INVESTMENTS, INC.


                            JOINT FILING AGREEMENT

Jason Louis DeZwirek ("DeZwirek") and IntroTech Investments, Inc., an Ontario corporation ("IntroTech") hereby agree that the Schedule 13D and all amendments thereto to which this statement is attached is filed on behalf of both DeZwirek and IntroTech and that any amendments to this Schedule 13D may be filed on behalf of both DeZwirek and IntroTech.

October ____, 1995                      /s/ Jason Louis DeZwirek
                                       --------------------------------
                                            Jason Louis DeZwirek


                                            INTROTECH INVESTMENTS, INC.

                                            By: /s/ Jason Louis DeZwirek
                                               ----------------------------
                                                    Jason Louis DeZwirek